Ready Capital Corporation

1251 Avenue of the Americas, 50th Floor

New York, NY 10020

November 7, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:                             Ready Capital Corporation

Registration Statement on Form S-3

File No. 333-234423

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Ready Capital Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above referenced Registration Statement on Form S-3 so that it will become effective at 5:00 p.m. Eastern Time on November 12, 2019, or as soon as practicable thereafter. The Company also requests that the Commission specifically confirm such effective date and time to the Company.

Very truly yours,

READY CAPITAL CORPORATION

By:	/s/ Thomas E. Capasse
	Name:	Thomas E. Capasse
	Title:	Chairman and Chief Executive Officer